Exhibit 99.1

Consolidated Financial Statements

December 31, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

February 11, 2019

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2018. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

February 11, 2019

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 11, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.5 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15—Revenue from Contracts with Customers and IFRS 9 - Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1999.

KPMG LLP (signed)

Vancouver, Canada

February 11, 2019

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 11, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (signed)

Vancouver, Canada

February 11, 2019

TASEKO MINES LIMITED

Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

		For the years ended December 31,
	Note	2018	2017

Revenues	4	343,870	378,299
Cost of sales
Production costs	5	(231,867)	(200,583)
Depletion and amortization	5	(70,781)	(47,722)
Earnings from mining operations		41,222	129,994

General and administrative		(13,957)	(12,775)
Share-based compensation recovery (expense)	21c	1,544	(6,983)
Exploration and evaluation		(1,752)	(1,730)
Loss on derivatives	7	(294)	(10,082)
Other income (expense)	8	1,472	(6,341)
Income before financing costs and income taxes		28,235	92,083

Finance expenses	9	(38,564)	(46,430)
Finance income		1,254	935
Foreign exchange gain (loss)		(26,251)	16,852
Income (loss) before income taxes		(35,326)	63,440

Income tax expense	10	(448)	(29,178)
Net income (loss)		(35,774)	34,262

Other comprehensive income (loss):
Unrealized gain (loss) on financial assets	2.5(b), 13	962	(4,248)
Foreign currency translation reserve		12,713	(7,720)
Total other comprehensive income (loss)		13,675	(11,968)

Total comprehensive income (loss)		(22,099)	22,294

Earnings (loss) per share
Basic		(0.16)	0.15
Diluted		(0.16)	0.15

Weighted average shares outstanding (thousands)
Basic		227,866	225,682
Diluted		227,866	232,039

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows

(Cdn$ in thousands)

		For the years ended December 31,
	Note	2018	2017

Operating activities
Net income (loss) for the year		(35,774)	34,262
Adjustments for:
Depletion and amortization		70,781	47,722
Income tax expense	10	448	29,178
Share-based compensation expense (recovery)	21c	(1,282)	7,100
Loss on derivatives	7	294	10,082
Finance expenses, net		37,310	45,495
Unrealized foreign exchange (gain) loss		28,704	(17,684)
Write-down of mine equipment		-	3,551
Deferred revenue deposit	18	-	44,151
Amortization of deferred revenue	18	(3,295)	(1,322)
Deferred electricity repayments		(4,841)	(6,174)
Other operating activities		(160)	1,097
Net change in non-cash working capital	23	1,893	13,621
Cash provided by operating activities		94,078	211,079

Investing activities
Purchase of property, plant and equipment	14	(94,866)	(97,223)
Purchase of copper put options	7	(1,063)	(3,952)
Proceeds from copper put options	7	855	-
Investment in other financial assets		(253)	(1,395)
Other investing activities		933	758
Cash used for investing activities		(94,394)	(101,812)

Financing activities
Interest paid		(30,578)	(43,995)
Proceeds from equipment loan, net	17c	8,943	-
Repayment of capital leases and equipment loans		(12,293)	(17,074)
Proceeds on exercise of options and warrants		333	2,928
Net proceeds from issuance of senior secured notes		-	317,596
Repayment of senior notes		-	(264,180)
Repayment of senior secured credit facility		-	(92,463)
Settlement of copper call option		-	(15,745)
Cash used for financing activities		(33,595)	(112,933)
Effect of exchange rate changes on cash and equivalents		(655)	(5,133)
Decrease in cash and equivalents		(34,566)	(8,799)
Cash and equivalents, beginning of year		80,231	89,030
Cash and equivalents, end of year		45,665	80,231

Supplementary cash flow disclosures	23

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Balance Sheets

(Cdn$ in thousands)

	Note	December 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and equivalents		45,665	80,231
Accounts receivable	11	14,735	21,618
Inventories	12	38,986	39,639
Other financial assets	13	3,581	2,774
Prepaids		1,464	1,474
		104,431	145,736

Property, plant and equipment	14	821,287	797,265
Other financial assets	13	41,380	40,537
Goodwill	15	5,625	5,172
		972,723	988,710

LIABILITIES
Current liabilities
Accounts payable and other liabilities	16	41,001	47,382
Current portion of long-term debt	17	9,856	11,270
Current portion of deferred revenue	18	3,907	1,312
Interest payable on senior secured notes		1,243	1,143
Current income tax payable		1,427	302
		57,434	61,409

Long-term debt	17	345,625	317,948
Provision for environmental rehabilitation (“PER”)	19	97,914	107,874
Deferred and other tax liabilities		83,793	89,045
Deferred revenue	18	39,367	39,640
Other financial liabilities	21b	1,513	5,714
		625,646	621,630

EQUITY
Share capital	20a	423,438	422,091
Contributed surplus		49,274	47,478
Accumulated other comprehensive income (“AOCI”)		14,064	389
Deficit		(139,699)	(102,878)
		347,077	367,080
		972,723	988,710

Commitments and contingencies	18, 22

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

	Note	Share capital	Contributed surplus	AOCI	Deficit	Total

Balance at January 1, 2017		417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants	18	-	1,876	-	-	1,876
Share-based compensation		-	2,919	-	-	2,919
Exercise of options and warrants		4,116	(1,188)	-	-	2,928
Settlement of performance share units		-	(1,876)	-	-	(1,876)
Total comprehensive income (loss) for the year		-	-	(11,968)	34,262	22,294
Balance at December 31, 2017		422,091	47,478	389	(102,878)	367,080

Balance at January 1, 2018		422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	2.5	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018		422,091	47,478	389	(103,925)	366,033
Share-based compensation		-	2,809	-	-	2,809
Exercise of options and warrants		447	(113)	-	-	334
Settlement of performance share units		900	(900)	-	-	-
Total comprehensive income (loss) for the year		-	-	13,675	(35,774)	(22,099)
Balance at December 31, 2018		423,438	49,274	14,064	(139,699)	347,077

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

1.    REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2018 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.    BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 11, 2019.

2.2	Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except those measured at fair value through profit or loss, fair value through other comprehensive income, available-for-sale and derivative financial instruments, which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company’s US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income (“AOCI”). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue (Note 18) and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2018. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany transactions between members of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4	Significant Accounting Policies

(a)	Revenue recognition

The Company has adopted IFRS 15, Revenue Contracts with Customers effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

and is accounted for under IAS 18 Revenue. However, there have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15.

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligation. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments or deferred revenue.

Under the terms of the Company’s concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

Prior to January 1, 2018, the Company’s revenue recognition accounting policy under IAS 18 Revenue, was as follows: Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue. Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This provisional pricing mechanism represents an embedded derivative, which is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c)	Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

The Company adopted the new accounting standard IFRS 9, Financial Instruments effective January 1, 2018. The Company has not restated comparative information for prior periods with respect to the classification and measurement requirements of IFRS 9 and accordingly, the comparative information for 2017 is presented under IAS 39. The change in classification of financial assets is shown in Note 2.5(b), however, there were no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. Equity investments measured at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial assets at amortized cost

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and cash equivalents and accounts receivables.

Financial assets at fair value through other comprehensive income (FVOCI)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial instruments at fair value through profit or loss (FVPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVPL. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL. Financial instruments classified as FVPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The classification and measurement of financial instruments prior to the adoption of IFRS 9, Financial Instruments on January 1, 2018 is described below:

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Available-for-sale financial assets

Marketable securities, subscription receipts and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. If an impairment in value has been determined, it is recognized in earnings for the period.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and cash equivalents and accounts receivable.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(d)        Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company’s evaluation properties are established and management has made a decision to proceed with development.

(e)        Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f)        Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are expensed on a straight-line basis.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in the profit or loss. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g)	Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h)	Share-based compensation

The fair-value method is used for the Company’s share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company’s common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company’s common shares, with changes in fair value recorded in net profit (loss).

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(i)        Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (“PER”) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(j)	Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted. There is no dilution impact when the Company incurs a loss.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(l)        Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

●	Assets, including its share of any assets held jointly;
●	Liabilities, including its share of any liabilities incurred jointly;
●	Revenue from the sale of its share of the output arising from the joint operation; and
●	Expenses, including its share of any expenses incurred jointly.

2.5	Impact of adoption of new accounting standards

The Company has applied the following revised or new IFRS that were issued and effective January 1, 2018:

(a)	IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated and is accounted for under IAS 18 Revenue. There have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15.

Deferred revenue arose from an up-front payment received by the Company in consideration for future commitments as specified in its silver streaming arrangement (Note 18). Revenue from the streaming arrangement is recognized when the customer obtains control of the silver metal and the Company has satisfied its performance obligations.

The Company identified a significant financing component related to its streaming arrangement resulting from a difference in the timing of the up-front consideration received and the expected future deliveries of metal. Interest expense on deferred revenue is recognized as a finance expense. The interest rate is determined based on the rate implicit in the streaming agreement at the date of inception. The deferred revenue continues to be amortized and recognized in revenue on a per unit basis using the number of silver ounces expected to be delivered over the life of the Gibraltar Mine. However on transition to IFRS 15, the revenue per silver ounce has changed due to the recognition of the financing component of the streaming arrangement. The transitional adjustment for the recognition of the financing component is disclosed in Note 18.

The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total silver ounces to be delivered. Changes to variable consideration will be reflected in revenue in the consolidated statement of income (loss) in the period the change is identified.

The following table summarizes the impact of transition to IFRS 15 on deficit at January 1, 2018:

Deficit, as at December 31, 2017	(102,878)
Deferred revenue adjustment, net of tax (Note 18)	(1,047)
Deficit after adoption of IFRS 15, as at January 1, 2018	(103,925)

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The following table summarizes the impact of adopting IFRS 15 on the Company’s consolidated balance sheet as at December 31, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15

Current portion of deferred revenue	3,907	2,741	1,166
Deferred revenue	39,367	703	38,664
Deferred tax liability	83,793	(930)	84,723
Deficit	(139,699)	(2,514)	(137,185)

The following table summarizes the impact of adopting IFRS 15 on the Company’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15
Revenue	343,870	2,173	341,697
Finance expenses	(38,564)	(4,182)	(34,382)
Income tax recovery (expense)	(448)	542	(990)
Net loss	(35,774)	(1,467)	(34,307)
Total comprehensive loss	(22,099)	(1,467)	(20,632)

(b)	IFRS 9, Financial Instruments

As described in Note 2.4(c), the Company adopted IFRS 9 effective January 1, 2018 without restating comparative information for prior periods. Accordingly, the comparative information for 2017 is presented under IAS 39. There were no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at January 1, 2018:

	Footnote	Original Classification under IAS 39	New Classification under IFRS 9
Financial assets
Cash and cash equivalents		Loans and receivables	Amortized cost
Accounts receivables		Loans and receivables	Amortized cost
Settlement receivables		Fair value – non-hedge derivative instrument	FVPL
Copper put option contracts		Fair value – non-hedge derivative instrument	FVPL
Marketable securities		Available-for-sale	FVOCI
Investment in subscription receipts	(1)	Available-for-sale	FVOCI
Reclamation deposits	(1)	Available-for-sale	FVOCI
Restricted cash		Loans and receivables	Amortized cost

(1)	The Company has designated these equity related investments at the date of initial application as measured at FVOCI.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(c)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

3.	INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar Mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture’s assets, liabilities, income and expenses.

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2018	2017
Cash and equivalents	47,707	52,383
Other current assets	72,423	83,323
Current assets	120,130	135,706
Non-current assets	1,122,289	1,167,787

Accounts payable and accrued liabilities	45,301	53,312
Other current financial liabilities	14,172	15,865
Current liabilities	59,473	69,177
Long-term debt	18,589	21,151
Provision for environmental rehabilitation	128,738	142,164
Non-current liabilities	147,327	163,315

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

	Years ended December 31,
	2018	2017
Revenues	457,600	507,212
Production costs	(311,759)	(267,548)
Depletion and amortization	(109,018)	(75,428)
Other operating expense	(4,181)	(4,632)
Write-down of mine equipment	-	(4,735)
Interest expense	(5,116)	(5,927)
Interest income	1,119	343
Foreign exchange gain (loss)	1,333	(907)
Net earnings	29,978	148,378
Other comprehensive income	104	90
Comprehensive income for joint arrangement	30,082	148,468

4.	REVENUE

	Years ended December 31,
	2018	2017
Copper contained in concentrate	350,522	375,295
Molybdenum concentrate	26,589	20,782
Silver (Notes 2.5a and 18)	3,713	1,728
Price adjustments on settlement receivables	(10,679)	13,490
Total gross revenue	370,145	411,295
Less: Treatment and refining costs	(26,275)	(32,996)
Revenue	343,870	378,299

5.	COST OF SALES

	Years ended December 31,
	2018	2017
Site operating costs	219,104	167,338
Transportation costs	17,163	19,281
Insurance recovered	(7,913)	-
Changes in inventories of finished goods	2,435	(302)
Changes in inventories of ore stockpiles	1,078	14,266
Production costs	231,867	200,583
Depletion and amortization	70,781	47,722
Cost of sales	302,648	248,305

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

During the year ended December 31, 2018, the Company has recognized insurance recovered of $7,913 (75% basis) related to the Cariboo region wildfires in 2017.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

6.	COMPENSATION EXPENSE

	Years ended December 31,
	2018	2017
Wages, salaries and benefits	69,633	61,998
Post-employment benefits	2,115	1,491
Share-based compensation (recovery) expense (Note 21c)	(1,282)	7,100
	70,466	70,589

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

7.	DERIVATIVE INSTRUMENTS

During the year ended December 31, 2018, the Company purchased copper put option contracts for 30 million pounds of copper with maturity dates ranging from the third quarter of 2018 to the fourth quarter of 2018, at strike price of US$2.80 per pound, at a total cost of $1,063. The Company received cash proceeds of $855 upon expiry of these put options.

During the year ended December 31, 2017, the Company purchased copper put options for 75 million pounds of copper with maturity dates ranging from the second quarter of 2017 to the second quarter of 2018, at a total cost of $3,952. The remainder of these options expired in 2018 with no cash proceeds.

The following table outlines the (gains) losses associated with derivative instruments:

	Years ended December 31,
	2018	2017
Realized loss on copper put options	2,264	1,807
Unrealized (gain) loss on copper put options	(1,970)	1,970
Change in fair value of copper call option	-	6,305
	294	10,082

The copper call option was repurchased as part of a debt refinancing completed in June 2017 (see Note 17a), and is no longer outstanding.

8.	OTHER EXPENSES (INCOME)

	Years ended December 31,
	2018	2017
Management fee income	(1,167)	(1,168)
Other operating expense (income), net	(305)	108
Write-down of mine equipment	-	3,551
Write-down of investment	-	3,850
	(1,472)	6,341

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a write-down of the investment to its estimated fair value. A write-down of $3,850 was recorded in the statement of income, and an unrealized loss of $4,083 was recorded in other comprehensive income.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

9.	FINANCE EXPENSES

	Years ended December 31,
	2018	2017
Interest expense	32,077	30,965
Finance expense – deferred revenue (Notes 2.5a and 18)	4,182	-
Accretion on PER (Note 19)	2,305	2,363
Loss on settlement of long-term debt	-	13,102
	38,564	46,430

As part of a refinancing completed in June 2017, the Company redeemed senior notes and repaid a senior secured credit facility (see Note 17(a)). The settlement of long-term debt resulted in a loss of $13,102, which includes a write-off of deferred financing costs relating to the settled debt and additional interest costs which were paid in lieu of notice to the noteholders and senior secured lender.

10.	INCOME TAX

(a)	Income tax expense (recovery)

	Years ended December 31,
	2018	2017
Current income tax:
Current period expense	1,015	1,801
Deferred income tax:
Origination and reversal of temporary differences	(363)	24,735
Deferred tax adjustments related to prior periods	(204)	2,642
Deferred income tax expense (recovery)	(567)	27,377
Income tax expense	448	29,178

(b)	Effective tax rate reconciliation

	Years ended December 31,
	2018	2017
Income tax at Canadian statutory rate of 36.5% (2017: 35.6%)	(12,891)	22,597
Permanent differences	10,271	4,914
Tax rate differences	-	1,192
Foreign tax rate differential	131	22
Unrecognized tax benefits	3,151	(2,206)
Deferred tax adjustments related to prior periods	(204)	2,642
Other	(10)	17
Income tax expense	448	29,178

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(c)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2018	2017
Property, plant and equipment	(177,664)	(175,502)
Other financial assets	3,204	2,884
Provisions	18,279	19,378
Tax loss carry forwards	72,388	64,195
Deferred tax liability	(83,793)	(89,045)

Tax loss carry forwards relate to non-capital losses in Canada of pre-tax $206,027 (2017: $187,318) which expire between 2031 and 2038 and net operating losses in the United States of pre-tax $72,148 (2017: $65,555), which expire between 2030 and 2037. In addition, net operating losses in the United States of pre-tax $2,000 (2017: $nil) which carryforward indefinitely with some restrictions on deductibility for tax purposes.

(d)	Unrecognized deferred tax assets and liabilities

	As at December 31,
	2018	2017
Deductible temporary differences: Debt	78,035	70,529
Other investments	34,873	34,873
Other financial assets	21,722	19,705
Deferred tax asset: Debt	10,535	7,385
Other investments	4,708	4,708
Other financial assets	3,139	3,073

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

11.	ACCOUNTS RECEIVABLE

	As at December 31,
	2018	2017
Trade receivables	10,582	19,341
Other receivables from joint venture partner	258	210
Goods and services tax receivable	916	1,094
Other receivables	2,979	973
	14,735	21,618

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

12. INVENTORIES

	As at December 31,
	2018	2017
Ore stockpiles	8,532	9,332
Copper contained in concentrate	3,166	5,933
Molybdenum concentrate	549	217
Materials and supplies	26,739	24,157
	38,986	39,639

At December 31, 2018, the Company recorded an impairment of $1,703 to adjust the carrying value of ore stockpiles to net realizable value. The adjustment was included in cost of sales as a change in inventory of ore stockpiles.

13. OTHER FINANCIAL ASSETS

	As at December 31,
	2018	2017
Current:
Marketable securities	3,581	2,444
Copper put option contracts (Note 7)	-	330
	3,581	2,774
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits (Note 19)	31,480	30,637
Restricted cash (Note 19)	7,500	7,500
	41,380	40,537

The Company holds strategic investments in publicly traded and privately owned companies, including marketable securities and subscription receipts. Marketable securities at December 31, 2018 include a 21.0% (December 31, 2017: 18.5%) ownership interest in Yellowhead Mining Inc. (“Yellowhead”), which is carried at a fair value of $2,810 (December 31, 2017 - $1,221). On December 4, 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead that it did not already own, in exchange for 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and requires the approval of the Supreme Court of British Columbia and the approval of: (i) at least two-thirds of the votes cast by Yellowhead shareholders; and (ii) a majority of the votes cast by Yellowhead shareholders excluding Taseko. At a special meeting of Yellowhead shareholders on February 8, 2019, Yellowhead shareholders voted to approve the acquisition and the transaction is expected to close in February 2019.

The subscription receipts relate to an investment in a privately held company with two directors in common with Taseko and are to be convertible into units comprised of shares, or shares and warrants.

Effective January 1, 2018, marketable securities and the investment in subscription receipts are accounted for at fair value through other comprehensive income (FVOCI) (see Note 2.5b). The fair value of these investments is based on public market information of comparable companies.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

14. PROPERTY, PLANT & EQUIPMENT

	Property Acquisition costs	Mineral properties	Plant and equipment	Construction in Progress	Total
Cost
At January 1, 2017	98,404	238,828	656,135	1,458	994,825
Additions	-	84,641	10,696	21,030	116,367
Rehabilitation cost asset	-	8,350	-	-	8,350
Capitalized interest [1]	-	2,602	-	-	2,602
Disposals	-	-	(6,924)	-	(6,924)
Foreign exchange translation	(6,026)	(783)	(315)	-	(7,124)
Transfers between categories	-	-	19,760	(19,760)	-
At December 31, 2017	92,378	333,638	679,352	2,728	1,108,096
Additions	-	62,849	27,783	10,507	101,139
Rehabilitation cost asset	-	(12,374)	-	-	(12,374)
Disposals	-	-	(2,279)	-	(2,279)
Foreign exchange translation	7,494	1,391	1,308	-	10,193
Transfers between categories	-	-	13,047	(13,047)	-
At December 31, 2018	99,872	385,504	719,211	188	1,204,775

Accumulated depreciation
At January 1, 2017	-	96,657	167,960	-	264,617
Depletion and amortization	-	20,033	29,472	-	49,505
Impairment	-	-	3,551	-	3,551
Disposals	-	-	(6,842)	-	(6,842)
At December 31, 2017	-	116,690	194,141	-	310,831
Depletion and amortization	-	44,159	30,671	-	74,830
Disposals	-	-	(2,173)	-	(2,173)
At December 31, 2018	-	160,849	222,639	-	383,488

Net book value
At December 31, 2017	92,378	216,948	485,211	2,728	797,265
At December 31, 2018	99,872	224,655	496,572	188	821,287

  1 Interest related to the Florence Copper Project was capitalized until June 2017 at an annual rate of 11%.

(a) Capital expenditures

During 2018, the Company capitalized stripping costs of $52,598 (2017: $75,408) and incurred other capital expenditures for Gibraltar of $10,975 (2017: $10,728). In addition, the Company capitalized development costs of $36,520 (2017: $15,245) for the Florence Copper and $2,701 (2017: $1,713) for the Aley Niobium projects. Non-cash additions to property, plant and equipment include $3,771 (2017: $6,371) of depreciation on mining assets related to capitalized stripping.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The rehabilitation cost asset decreased by $12,374 for the year ended December 31, 2018, as a result of changes in the provision for environmental rehabilitation (Note 19).

(b)  Leased assets

The Company leases mining equipment under a number of capital lease agreements. Most of these leases provide the Company with the option to purchase the equipment at a beneficial price. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (Note 17). At December 31, 2018, the net carrying amount of leased assets was $46,641 (2017: $51,918).

(c)  Property acquisition costs

Property acquisition costs are comprised of the Aley Niobium property $5,436, Florence Copper Project $94,434, New Prosperity gold-copper property $1 and Harmony gold property $1. The carrying amounts for the New Prosperity and Harmony properties are the original property acquisition costs less historical impairments.

15. GOODWILL

Goodwill was recorded on the Company’s acquisition of Curis Resources Ltd. (“Curis”) in 2014. Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in-situ copper recovery and solvent extraction/electrowinning project located in central Arizona, USA. During the year ended December 31, 2018, the carrying value of the goodwill increased to $5,625 as a result of foreign currency translation.

The Company performed an annual goodwill impairment test and the recoverable amount of the Curis CGU was estimated utilizing a discounted cash flow with the following key assumptions: an after-tax discount rate of 10% (2017 – 12%); and copper prices of US$3.10 to US$3.18 per pound in the projected periods. The recoverable amount of the Curis CGU was calculated to be higher than its carrying amount and no impairment loss was recognized.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2018	2017
Trade payables	21,861	23,926
Accrued liabilities	19,140	18,692
Amounts payable to BC Hydro	-	4,764
	41,001	47,382

During the year ended December 31, 2018, the Company repaid the remaining balance payable under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine was able to defer up to 75% of electricity costs. The amount of the deferral was based on a formula that incorporated the average copper price in Canadian dollars during the preceding month. The deferred amount, plus interest at the prime rate plus 5%, was repayable on a monthly schedule of up to 75% of the monthly electricity billing, when the average copper price during the preceding month exceeded a threshold amount of $3.40 per pound. Any remaining deferred balance would have been repayable at the end of the five year term.

17. DEBT

	As at December 31,
	2018	2017
Current:
Capital leases (b)	6,506	9,651
Secured equipment loans (c)	3,350	1,619
	9,856	11,270
Long-term:
Senior secured notes (a)	331,683	302,085
Capital leases (b)	7,604	14,110
Secured equipment loans (c)	6,338	1,753
	345,625	317,948

(a)	Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15, commencing December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9,326 resulting in net proceeds from the offering of $317,596 (US$240,468). The net proceeds were used, along with cash on hand, to redeem senior notes, to repay a senior secured credit facility and to settle the related copper call option.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b)	Capital leases

Capital leases are repayable in monthly installments and are secured by equipment with a carrying value $46,641 (2017: $51,918). The capital lease obligations bear fixed interest rates ranging from 3.5% to 5.8% and have maturity dates ranging from 2019 to 2022.

(c)	Secured equipment loans

Equipment loans are secured by equipment with a carrying value of $28,786 (2017: $20,912). The loans are repayable in monthly installments and bear fixed interest rates at 5.5% and have maturity dates ranging from 2020 to 2022.

In June 2018, the Company entered into a new equipment loan for $9,000. This equipment loan is repayable over a four year term and bears interest at an annual rate of 5.5%.

18. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share. The fair value of the warrants was estimated to be $1,876 at the date of grant and was measured based on the Black-Scholes valuation model. The fair value was determined using the expected life of 3 years, expected volatility of the Company’s common share price of 61%, an expected dividend yield of 0%, and a risk-free interest rate of 0.9% (Note 20b).

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The following table summarizes changes in deferred revenue:
Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(1,323)
Balance at December 31, 2017	40,952
Transitional adjustment for IFRS 15 (Note 2.5a)	1,435
Finance expense (Note 2.5a, 9)	4,182
Amortization of deferred revenue	(3,295)
Balance at December 31, 2018	43,274

Deferred revenue is reflected in the consolidated balance sheets as follows:

	December 31, 2018	December 31, 2017
Current	3,907	1,312
Non-current	39,367	39,640
	43,274	40,952

19. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2018	2017
Beginning balance at January 1	107,874	98,454
Change in estimates	(12,374)	8,350
Accretion	2,305	2,363
Settlements	-	(1,205)
Foreign exchange differences	109	(88)
Ending balance at December 31	97,914	107,874

The provision for environmental rehabilitation (“PER”) represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar Mine, it is anticipated that these costs will be incurred over a period of 100 years beyond the end of the mine life. As at December 31, 2018, the PER was calculated using a pre-tax discount rate of 2.18% (2017 – 2.26%), which is based on the long-term Canadian government bond rate and an inflation rate of 1.70% (2017 – 2.0%) in its cash flow estimates. The decrease in the PER during 2018 is primarily due to a reduction in the inflation rate.

During 2017, the Company submitted an updated decommissioning cost report for the Gibraltar Mine to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2017 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. Estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future metal prices, operating conditions and many other factors which are inherently uncertain.

The Company has provided deposits and other financial security for its reclamation obligations which is held in trust by the regulatory authorities. Security for reclamation obligations is returned once the site is reclaimed to a

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

satisfactory level and there are no ongoing monitoring or maintenance requirements. The Company has provided total reclamation security of $36,284 for its 75% share of the Gibraltar Mine, in the form of reclamation deposits and restricted cash (Note 13). The Gibraltar reclamation deposits of $28,784 are held in a trust account and include investments in Canadian government bonds, guaranteed investment certificates and cash. The restricted cash of $7,500 (Note 13) represents the Company’s share of cash security for a letter of credit issued by the Gibraltar Joint Venture as security for reclamation obligations at the Gibraltar Mine. For the Florence Copper project, the Company has issued security for reclamation bonds totaling $8,676, which is supported by surety bonds of an insurance company. The Company has provided cash collateral of $2,208 to the surety provider and these amounts are classified as reclamation deposits (Note 13).

20. EQUITY

(a)	Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2017	221,867
Exercise of warrants	4,000
Exercise of share options	1,133
Common shares outstanding at December 31, 2017	227,000
Settlement of performance share units	1,024
Exercise of share options	407
Common shares outstanding at December 31, 2018	228,431

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)	Share purchase warrants

At December 31, 2018, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020. These warrants were issued in March, 2017 in connection with the silver stream purchase and sale agreement (Note 18).

(c)	Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(d)	Accumulated other comprehensive income (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

21. SHARE-BASED COMPENSATION

(a)	Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

	Options (thousands)		Average price
Outstanding at January 1, 2017	11,941		1.74
Granted	1,911		1.25
Exercised	(1,133)		0.78
Forfeited	(39)		0.96
Expired	(3,399)		2.71
Outstanding at January 1, 2018	9,281		1.40
Granted	1,724		2.84
Exercised	(407)		0.82
Cancelled/forfeited	(161)		2.25
Expired	(100)		2.02
Outstanding at December 31, 2018	10,337		1.64
Exercisable at December 31, 2018	8,740		1.52

During the year ended December 31, 2018, the Company granted 1,724,500 (2017 – 1,910,500) share options to directors, executives and employees, exercisable at an average exercise price of $2.84 per common share (2017 - $1.25 per common share) over a three to five year period. The total fair value of options granted was $2,483 (2017 – $1,165) based on a weighted average grant-date fair value of $1.44 (2017 – $0.61) per option.

Range of exercise price	Options (thousands	)	Average life (years	)
$0.38 to $0.68	1,798		1.71
$0.69 to $1.02	1,788		1.34
$1.03 to $1.64	1,721		2.64
$1.65 to $2.40	3,435		0.05
$2.41 to $2.86	1,595		3.50
	10,337		1.53

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	2018	2017
Expected term (years)	4.4	4.5
Forfeiture rate	0%	0%
Volatility	64%	61%
Dividend yield	0%	0%
Risk-free interest rate	1.8%	1.0%
Weighted-average fair value per option	$1.44	$0.61

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(b)    Deferred Share Units and Performance Share Units

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company. A long-term financial liability of $1,513 has been recorded at December 31, 2018 (2017 - $5,714), representing the fair value of the liability, which is based on the Company’s stock price at the reporting period date.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors), at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2017	1,323	1,707
Granted	620	400
Settled	-	(888)
Outstanding at January 1, 2018	1,943	1,219
Granted	385	400
Settled	-	(409)
Outstanding at December 31, 2018	2,328	1,210

During the year ended December 31, 2018, 385,000 DSUs were issued to directors (2017 - 620,000) and 400,000 PSUs to senior executives (2017 – 400,000). The fair value of DSUs and PSUs granted was $2,982 (2017 - $1,301), with a weighted average fair value at the grant date of $2.86 per unit for the DSUs (2017 - $1.27) per unit) and $4.70 per unit for the PSUs (2017 – $2.33 per unit).

(c)    Share-based compensation expenses

Share based compensation expense (recovery) is comprised as follows:

	Years ended December 31,
	2018	2017
Share options – amortization	2,182	1,072
Performance share units – amortization	736	1,849
Change in fair value of deferred share units	(4,200)	4,179
	(1,282)	7,100

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

22. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to operating leases and service and supply agreements. Future minimum payments under these agreements as at December 31, 2018 are presented in the following table:

2019	11,079
2020	7,944
2021	6,045
2022	1,175
2023	-
2024 and thereafter	-
Total commitments	26,243

As at December 31, 2018, the Company had outstanding capital commitments of $298, of which the Gibraltar joint venture (Note 3) is committed to incur expenditures of $108 (2017: $933), with the Company’s share being $81 (2017: $700).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $7,933 as at December 31, 2018.

23. SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2018	2017
Change in non-cash working capital items
Accounts receivable	7,018	(9,199)
Inventories	653	16,324
Prepaids	7	(203)
Accounts payable and accrued liabilities	(1,778)	8,995
Interest payable	40	(21)
Income tax payable	(4,139)	(2,275)
Income tax received	92	-
	1,893	13,621
Non-cash investing and financing activities
Share purchase warrants issued (Note 18)	-	1,876
Assets acquired under capital lease	-	13,059
Share purchase warrants exercised	-	(830)

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

24. FINANCIAL RISK MANAGEMENT

(a)	Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2018	2017
Copper increase/decrease by US$0.27/lb. (2017: US$0.33/lb.)[1]	7,485	6,645

1The analysis is based on the assumption that the year-end copper price increases 10 percent with all other variables held constant. At December 31, 2018, 20 million (2017: 16 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate for the year ended December 31, 2018 of CAD/USD 1.36 (2017: 1.25) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2018	2017
Fair value sensitivity for fixed-rate instruments

Senior secured notes	(2,365)	(1,340)

Capital leases	(175)	(176)

Secured equipment loans	(56)	(96)
	(2,596)	(1,612)
Cash flow sensitivity for variable-rate instruments

Cash and equivalents	382	645

Reclamation deposits	211	209
	593	854

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	Year ended December 31,
	2018	2017
Cash and equivalents	(1,928)	(4,966)

Accounts receivable	(812)	(1,435)

Copper put option contracts	-	(24)

Accounts payable and accrued liabilities	562	344

Senior secured notes	24,987	23,293

Equipment loans	-	27

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(d)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2018 that represented 86% of gross copper concentrate revenues (2017: two customers accounted for 81% of gross copper concentrate revenues). The trade receivable balance at December 31, 2018 is comprised of two customers (2017: three customers). There are no impairments recognized on the trade receivables.

(e)	Fair values of financial instruments

The fair values of the senior secured notes is $314,547 and the carrying value is $331,683 at December 31, 2018. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company uses the fair value hierarchy described in Note 2.4(c) for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2018

Financial assets designated as FVOCI

Marketable securities	3,581	-	-	3,581

Investment in subscription receipts (Note 13)	-	-	2,400	2,400

Reclamation deposits	31,480	-	-	31,480
	35,061	-	2,400	37,461
December 31, 2017

Financial assets designated as FVTPL

Copper put option contracts	-	330	-	330

Available-for-sale financial assets

Marketable securities	2,444	-	-	2,444

Investment in subscription receipts (Note 13)	-	-	2,400	2,400

Reclamation deposits	30,637	-	-	30,637
	33,081	330	2,400	35,811

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2018.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At December 31, 2018 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

(f)	Capital management

The Company’s primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	December 31, 2018	December 31, 2017
Cash	(45,665)	(80,231)
Current portion of long-term debt	9,856	11,270
Long-term debt	345,625	317,948
Net debt	309,816	248,987
Shareholders’ equity	347,077	367,080

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company’s investment policy is to invest cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company’s approach to capital management during the year ended December 31, 2018.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

25. RELATED PARTIES

(a)	Subsidiaries

	Ownership interest as at
	December 31, 2018	December 31, 2017
Gibraltar Mines Ltd.	100%	100%
Curis Resources Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Copper Inc.	100%	100%
Aley Corporation	100%	100%
672520 BC Ltd.	100%	100%

(b)	Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement (“RCA” Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (Note 21).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
	2018	2017
Salaries and benefits	6,467	5,015
Post-employment benefits	2,061	1,491
Share-based compensation (recovery) expense	(1,914)	6,849
	6,614	13,355

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(d)	Related party transactions

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

For the year ended December 31, 2018, the Company incurred total costs of $1,344 (2017: $1,399) in transactions with HDSI. Of these, $537 (2017: $593) related to administrative, legal, exploration and tax services, $527 related to reimbursements of office rent costs (2017: $526), and $280 (2017: $280) related to director fees for two Taseko directors who are also principals of HDSI.

On December 31, 2018, the Company terminated the HDSI services agreement. HDSI will no longer provide any services to the Company effective as of December 31, 2018.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. Management Fee income in 2018 was $1,167 (2017: $1,168). In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses. In 2018, reimbursable compensation expenses and third party costs of $141 (2017: $34) were charged to the joint venture partner.